SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra will start trading on Latibex on November 16

-- Stock to trade Under “XEKT” ticker--

         Mexico City, November 11, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*, LATIBEX: XEKT), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today that it has formally requested its incorporation to Spain’s Latibex Market, and plans to begin trading its stock next Tuesday, November 16, under the ticker “XEKT”.

         Latibex, the only international market dedicated to Latin American equities in Euros, was created on December 1999, and is regulated by the current Spanish Stock Exchange Market Law. This market represents an ideal way to efficiently funnel European investments to Latin America, as it allows investors from that region to buy and sell stock of the main Latin American companies through a unique market, with a unique operating system to contract and settle under one currency: the Euro.

         Therefore, Latin American equities quoted on Latibex are traded and settled as any other Spanish equity. On the other hand, Latibex represents for the main Latin American companies a simple, efficient and transparent access to the European equities market.

         Grupo Elektra’s ordinary shares, with full corporate and economic rights, will trade in the same units traded in Mexico: one share.

         “Grupo Elektra maintains a global vision, and will become a proud member of Latibex, through which it will be able to introduce its business strategy to an experienced group of European investors, who will be able to share the success of our Company”, commented Javier Sarro, Grupo Elektra’s CEO.

          Including Grupo Elektra, there are already seven Mexican companies in this market, out of a total of 34 equities from seven Latin American countries, consolidating Latibex as the third largest Latin American equities market in terms of market capitalization.

         Bancoval, a Spanish institution specialized in offering services to other financial organizations, will act as the link (“entidad de enlace”) between the two markets, and GBM, Grupo Bursátil Mexicano, a highly recognized Mexican brokerage house, will act as the custodian in the country of origin.

Visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates 947 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its Banco Azteca branches located within its stores and in other channels. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Rolando Villarreal	Samantha Pescador
Director of Finance & IR	Head of Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819
Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822
egalindez@elektra.com.mx	rvillarreal@elektra.com.mx	spescador@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.